Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004

General

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements in our annual report on Form 20-F as of and for the year ended December 31, 2003, filed with the SEC on April 8, 2004, and our unaudited consolidated financial statements as of and for the six months ended June 30, 2004, which are included in Exhibit 3 to this report, and in each case the notes to those financial statements. Our consolidated financial statements were prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Notes 25 and 26 to our consolidated financial statements contained in our annual report on Form 20-F for the year ended December 31, 2003 and Notes 27 and 28 to our unaudited consolidated financial information for the six months ended June 30, 2004 provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net majority income, majority shareholders’ equity and certain other selected financial data.

Our consolidated financial statements include the financial statements of FEMSA and those of all companies in which we own directly or indirectly a majority of the outstanding voting capital stock and/or exercise control.

Unless otherwise specified, we have presented all financial data for full-year periods included in our consolidated financial statements in constant Mexican pesos at December 31, 2003. We have presented all financial data as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 in constant Mexican pesos at June 30, 2004. We believe that the effect of not restating the financial data for the full-year periods included in our consolidated financial statements in constant Mexican pesos as of June 30, 2004 is not material, as the Mexican Consumer Price Index was 1.63% for the six months ended June 30, 2004.

Recent Developments

In May 2004, our subsidiary Coca-Cola FEMSA obtained a favorable final ruling not subject to appeal from a Mexican federal court allowing it to deduct a tax loss carryforward arising from a sale of shares during 2002. As a result of the ruling, our consolidated net income for the first six months of 2004 increased by Ps. 1.258 billion. In August 2004, we received Ps. 1.124 billion in the form of a cash reimbursement and will receive the balance in the form of a tax deduction.

On August 12, 2004, we entered into a series of credit agreements to finance the purchase of the 30% interest in FEMSA Cerveza owned by affiliates of Interbrew S.A., or Interbrew. The following is a summary of the maximum borrowings permitted under the credit agreements:

•	Bridge loans to FEMSA in the amount of up to US$ 500 million, maturing one year from the borrowing date and consisting of a US$ 250 million loan denominated in Mexican pesos and a US$ 250 million loan denominated in U.S. dollars;

•	A term loan to FEMSA in the amount of up to US$ 150 million, maturing four years from the borrowing date; and

•	A term loan to FEMSA Cerveza in the amount of up to US$ 100 million, maturing five years from the borrowing date.

We expect the borrowings under these agreements to occur on or prior to the closing of the Interbrew transactions.

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Comparability of Information Presented

Panamco Acquisition

Under Mexican GAAP, Panamco is included in our consolidated financial statements since May 2003 and is not reflected for periods prior to this date. As a result, our consolidated financial statements as of and for the year ended December 31, 2003 and as of and for the six months ended June 30, 2004 are not comparable to prior periods. Financial information provided by us with respect to the newly acquired territories is also not comparable to Panamco’s consolidated financials statements for prior periods as they were prepared using different policies and in accordance with U.S. GAAP and in U.S. dollars, while we present our financial statements in Mexican GAAP and Mexican pesos as part of our consolidation. The acquisition of Panamco only impacted the comparability of our consolidated information and of the Coca-Cola FEMSA segment. The comparability of our remaining segments was not affected by the acquisition.

Transfer of “Six” Stores

During the month of December 2003, all of the “Six” stores previously owned by FEMSA Cerveza that were considered suitable to be converted into the Oxxo format were sold to FEMSA Comercio. This amounted to 319 “Six” stores. We believe the transfer will increase FEMSA Cerveza’s ability to focus on its core operations, while providing FEMSA Comercio with a number of proven locations. We expect to convert approximately two-thirds of the transferred “Six” stores into Oxxo stores during 2004, and to convert the remaining stores thereafter. In order to assure comparability, and in accordance with Mexican GAAP, the financial results of these “Six” stores were removed from FEMSA Cerveza and included in FEMSA Comercio for the first six months of 2003. This change does not impact FEMSA’s consolidated results.

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Operating Results

The following table sets forth FEMSA consolidated financial results for the six months ended June 30, 2004 and 2003.

	Six Months Ended June 30,
	2004		2003
	(in millions of constant Mexican pesos at June 30, 2004)
Net sales	Ps.	43,568	Ps.	33,304
Other operating revenues		144		135

Total revenues		43,712		33,439
Cost of sales		23,198		17,356

Gross profit		20,514		16,083

Operating expenses:
Administrative		3,124		2,653
Sales		11,182		8,132

Total operating expenses		14,306		10,785

Income from operations		6,208		5,298
Participation in affiliated companies		9		(21)

		6,217		5,277

Integral result of financing:
Interest expense		(1,668)		(961)
Interest income		180		343

		(1,488)		(618)
Foreign exchange loss		(167)		(971)
Gain on monetary position		544		36

		(1,111)		(1,553)
Other expenses, net		(231)		(568)

Income before income tax, tax on assets and employee profit sharing		4,875		3,156
Income tax, tax on assets and employee profit sharing		1,920		1,329

Consolidated net income before extraordinary items		2,955		1,827
Extraordinary items		1,175		—

Consolidated net income	Ps.	4,130	Ps.	1,827

Net majority income		2,434		1,217
Net minority income		1,696		610

Consolidated net income	Ps.	4,130	Ps.	1,827

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Results of Operations by Business Segment

The following table sets forth certain financial information for each of our business segments for the six months ended June 30, 2004 and 2003:

	Six Months Ended June 30,
	2004		2003
	(in millions of constant Mexican pesos at June 30, 2004, except for percentages)
Net Sales
Coca-Cola FEMSA	Ps.	21,523	Ps.	13,711
FEMSA Cerveza		10,940		10,376
FEMSA Comercio		10,128		8,307
FEMSA Empaques		3,873		3,547

Total Revenues
Coca-Cola FEMSA		21,642		13,828
FEMSA Cerveza		11,024		10,444
FEMSA Comercio		10,128		8,307
FEMSA Empaques		3,885		3,559

Cost of Sales
Coca-Cola FEMSA		11,111		6,877
FEMSA Cerveza		4,616		4,388
FEMSA Comercio		7,488		6,153
FEMSA Empaques		2,998		2,720

Gross Profit
Coca-Cola FEMSA		10,531		6,951
FEMSA Cerveza		6,408		6,056
FEMSA Comercio		2,640		2,154
FEMSA Empaques		887		839

Income from Operations(1)
Coca-Cola FEMSA		3,331		2,877
FEMSA Cerveza(2)		1,904		1,590
FEMSA Comercio		346		305
FEMSA Empaques		513		466

Depreciation
Coca-Cola FEMSA(3)		909		569
FEMSA Cerveza		581		589
FEMSA Comercio		114		63
FEMSA Empaques		147		131

Gross Margin(4)
Coca-Cola FEMSA		48.7%		50.3%
FEMSA Cerveza		58.1%		58.0%
FEMSA Comercio		26.1%		25.9%
FEMSA Empaques		22.8%		23.6%

Operating Margin(5)
Coca-Cola FEMSA		15.4%		20.8%
FEMSA Cerveza		17.3%		15.2%
FEMSA Comercio		3.4%		3.7%
FEMSA Empaques		13.2%		13.1%

(1)	Includes management fees paid to Grupo Industrial Emprex, S.A. de C.V., a direct subsidiary of FEMSA, and to Labatt in the case of FEMSA Cerveza.
(2)	Includes equity method of affiliated companies, a gain of Ps. 9 million and a loss of Ps. 21 million, respectively.
(3)	Includes breakage of bottles of Coca-Cola FEMSA.
(4)	Gross margin calculated with reference to total revenues.
(5)	Operating margin calculated with reference to total revenues and after deduction of management fees.

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Results of Operations for Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

FEMSA Consolidated

Total Revenues

Our consolidated total revenues increased by 30.7% to Ps. 43.712 billion for the first six months of 2004, from Ps. 33.439 billion during the same period of 2003. The increase in total revenues was driven by growth in every one of our main operating companies. The growth in total revenues during the first six months of 2004 includes: (1) a 56.5% increase in total revenues from Coca-Cola FEMSA due mainly to the acquisition of Panamco that took place in May 2003 and the inclusion of the new Coca-Cola FEMSA territories from that date; (2) revenue growth of 21.9% at FEMSA Comercio due to growth in net new Oxxo stores; (3) a 5.5% increase in total sales volume, reaching 12.574 million hectoliters at FEMSA Cerveza, that resulted in revenue growth of 5.6%; and (4) a 9.2% increase in total revenues at FEMSA Empaques due to growth in demand for glass bottles, crown caps and, to a lesser extent, beverage cans.

Gross Profit

Our cost of sales increased to Ps. 23.198 billion during the first six months of 2004 compared to Ps. 17.356 billion during the first six months of 2003, an increase of 33.7%. This increase primarily resulted from increased sales volume of our principal products and the inclusion of the new Coca-Cola FEMSA territories.

Our gross margin decreased 1.2% to 46.9% of total revenues during the first six months of 2004 compared to 48.1% for the same period of 2003. The decrease in gross margin was primarily due to the inclusion of the new Coca-Cola FEMSA territories and, to a lesser extent, the increased contribution to our consolidated financial results of the Oxxo retail chain, which has a lower gross margin, and a slight contraction in the gross margin of FEMSA Empaques due to a decrease in real terms in the price of some of its products.

Income from Operations

Our operating expenses increased to Ps. 14.306 billion during the first six months of 2004 compared to Ps. 10.785 billion during the same period of 2003, an increase of 32.6%. This increase was due to the inclusion of the new Coca-Cola FEMSA territories, an increase in administrative expenses from the amortization of the Enterprise Resource Planning, or ERP, at FEMSA Cerveza and an increase in administrative expenses at FEMSA Comercio due to the opening of two new regional administrative offices to support the expanded Oxxo operations.

Our income from operations (including results of affiliated companies) increased 17.8% to Ps. 6.217 billion during the first six months of 2004 from Ps. 5.277 billion during the first six months of 2003, resulting in an operating margin of 14.2%.

The contraction in operating margin of 1.6% from the first six months of 2003 primarily resulted from: (1) the integration of Coca-Cola FEMSA’s newly acquired Mexican bottling territories that have a lower level of profitability than Coca-Cola FEMSA’s original territories; and (2) the increased contribution to our consolidated financial results of the Oxxo retail chain, which has a lower operating margin. This reduction in operating margin was partially offset by an operating margin improvement of 1.9% at FEMSA Cerveza and of 0.1% at FEMSA Empaques.

Integral Cost of Financing

Net interest expense amounted to Ps. 1.488 billion during the first six months of 2004 compared to Ps. 618 million during the same period of 2003. This increase is primarily due to interest expense related to new debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco.

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Foreign exchange loss amounted to Ps. 167 million during the first six months of 2004 compared to Ps. 971 million during the first six months of 2003. The lower loss represented a significant reduction from the loss in the first six months of 2003, which resulted from exchange rate volatility and the large foreign exchange transactions entered into in connection with the Panamco acquisition. In addition, FEMSA and FEMSA Cerveza generated a foreign exchange gain of Ps. 214 million during the first half of 2004 due to the appreciation of the U.S. dollars acquired for the acquisition of 30% of FEMSA Cerveza. The peso depreciated 2.5% in nominal terms versus the U.S. dollar during the first six months of 2004.

Monetary position gain amounted to Ps. 544 million during the first six months of 2004, compared to Ps. 36 million during the first six months of 2003. This higher gain reflects the inflationary impact over the higher liabilities recorded in the first six months of 2004 compared to the same period last year.

Taxes

Tax recognized during the first six months of 2004 amounted to Ps. 1.920 billion, which includes income tax, tax on assets and employee profit sharing (“taxes”), compared to Ps. 1.329 billion during the first six months of 2003. The effective tax rate for the first six months of 2004 was 39.4% and compares favorably to the 42.1% rate in the same period of 2003. The effective tax rate differs from the statutory tax rate as a result of certain permanent differences, such as non-deductible expenses and differences between the book and tax effects of inflation, as well as the effect of the change in the statutory income tax rate in Mexico.

Extraordinary Items

In May 2004, our subsidiary Coca-Cola FEMSA obtained a favorable final ruling not subject to appeal from a Mexican federal court allowing it to deduct a tax loss carryforward arising from a sale of shares during 2002. As a result of this ruling, our consolidated net income for the first six months of 2004 increased by Ps. 1.258 billion. This increase was partially offset by a decrease of Ps. 83 million due to a change in the tax deduction criteria for the coolers owned by Coca-Cola FEMSA in Mexico, resulting in a net extraordinary gain of Ps. 1.175 billion for the first six months of 2004.

Net Income

Net income increased 126.1% and reached Ps. 4.130 billion during the first six months of 2004 as compared to Ps. 1.827 billion during the same period of 2003. Net majority income amounted to Ps. 2.434 billion for the first six months of 2004 compared with Ps. 1.217 billion during the same period of 2003.

Capital Expenditures

Capital expenditures amounted to Ps. 2.884 billion for the first six months of 2004 compared to Ps. 3.129 billion for the same period of 2003. This lower level of capital expenditures is a result of: (1) investments we completed during 2003 at FEMSA Empaques for refurbishment of one of our glass bottle furnaces that were no longer incurred in 2004; (2) higher investments at FEMSA Comercio as it increased its store growth during the first six months of 2004 compared to the same period of 2003; (3) timing of our capital investments at FEMSA Cerveza during 2004 compared to 2003; and (4) a decline in the capital expenditures at Coca-Cola FEMSA for the first six months of 2004 compared to the same period of 2003.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues reached Ps. 21.642 billion during the first six months of 2004, an increase of 56.5% from the same period of 2003. This resulted from an increase of 73.5% in sales volume and a reduction of 9.6% in the average price per unit case. Sales volume reached 895.2 million unit cases during the first six months of 2004 compared to 515.9 million unit cases during the first six months of 2003. The volume increase was primarily due to the inclusion of the new Coca-Cola FEMSA territories.

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The average price per unit case for the first six months of 2004 was Ps. 24.04, which represents a 9.6% decline from the same period during 2003 resulting from a reduction in prices due to an increasingly competitive environment throughout all of Coca-Cola FEMSA’s territories, and due to the inclusion of the new Coca-Cola FEMSA territories, which have a lower price per ounce.

Gross Profit

Cost of sales reached Ps. 11.111 billion during the first six months of 2004 compared to Ps. 6.877 billion during the same period of 2003. This increase primarily resulted from the inclusion of the new Coca-Cola FEMSA territories, and in part, from an increase in the cost of raw materials due to price increases and devaluation of the Mexican peso and the Venezuelan bolivar versus the U.S. dollar.

Gross margin reached 48.7% during the first six months of 2004 compared to 50.3% during the first six months of 2003. This reduction is primarily due to a decline in Coca-Cola FEMSA’s average prices during the period.

Income from Operations

Operating expenses reached Ps. 7.201 billion during the first six months of 2004 compared to Ps. 4.074 billion during the first six months of 2003. This increase was primarily due to the inclusion of the new Coca-Cola FEMSA territories, as well as higher operating expenses related to the standardization of cooler and distribution fleet maintenance practices, and the amortization expense corresponding to the introduction of new cooler equipment.

Income from operations increased to Ps. 3.331 billion during the first six months of 2004 compared to Ps. 2.877 billion during the same period of 2003, representing a 15.8% increase, which primarily reflected the integration of our newly acquired territories. Operating margin was 15.4% in the first six months of 2004 compared to 20.8% in the same period in 2003. This decline in operating margin was primarily due to a reduction in average prices attributable to increased competition in Coca-Cola FEMSA’s previous territories and the inclusion of Coca-Cola FEMSA’s newly acquired territories, which have a higher cost structure as a percentage of total revenues as compared to Coca-Cola FEMSA’s previous territories.

FEMSA Cerveza

Total Revenues

Domestic sales volume grew by 4.0% to 11.395 million hectoliters during the first six months of 2004. We attribute this increase to successful promotions, particularly with the Sol, Indio and Tecate Light brands, and improved economic conditions in our main territories. During the month of February 2004 we implemented a 5.0% average price increase.

Export sales volume grew by 22.9% to 1.179 million hectoliters during the first six months of 2004. This growth was primarily due to an increase in sales to the United States, where we estimate that the increase in sales from our distributors to retailers was approximately 14.0%, while the remaining growth came from inventory build-up at our distributors. This 14.0% increase was primarily due to marketing strategies for our Tecate and Dos Equis brands, and the overall improvement in the U.S. economy during the first half of 2004.

Total revenues increased by 5.6% to Ps. 11.024 billion during the first six months of 2004 from Ps. 10.444 billion during the same period of 2003. Domestic revenues represented 92% of the total, while the remaining 8% came from exports. The 5.0% domestic average price increase in nominal terms was not fully reflected in the sales figures for the first six months of 2004 because it was implemented gradually throughout February.

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Gross Profit

Cost of sales increased 5.2% to Ps. 4.616 billion during the first six months of 2004. This increase was 0.4% less than total sales growth due to operating efficiencies, better purchasing terms for raw materials, headcount reductions and lower transportation costs from our breweries to the warehouses. Gross profit reached Ps. 6.408 billion during the first six months of 2004, a 5.8% increase compared to the same period of 2003, resulting in a gross margin of 58.1%, in line with 2003 levels. The margin during the first six months of 2004 was impacted by two offsetting factors: (1) an increase in U.S. dollar-denominated costs, which represent approximately one-third of the cost of sales; and (2) better purchasing terms for raw materials, operating efficiencies resulting in more hectoliters per employee and lower transportation costs from our breweries to the warehouses.

Income from Operations

Administrative expenses increased 6.2% to Ps. 1.247 billion during the first six months of 2004 compared to Ps. 1.174 billion during the same period of 2003. This increase was primarily due to the continued amortization of our ERP.

Selling expenses remained in line with 2003 levels, increasing 0.1% to Ps. 3.059 billion during the first six months of 2004. At 27.7% of total revenues, selling expenses as a percentage of revenues were below levels for the first six months of 2003 of 29.3% as a result of higher sales and more effective management of selling expenses.

Participation in affiliated companies reflected a gain of Ps. 9.1 million during the first half of 2004, compared to a loss of Ps. 21.2 million during the first half of 2003. This increase is primarily due to a higher sales volume and cost reduction measures at Labatt USA.

Income from operations (before deduction of management fees) increased 17.0% to Ps. 2.112 billion during the first six months of 2004 from Ps. 1.805 billion during the first six months of 2003. Income from operations (after deduction of management fees) increased 19.8% to Ps. 1.904 billion during the first six months of 2004 from Ps. 1.590 billion during the first six months of 2003. This increase reflects an improved pricing environment, solid volume growth and more efficient and effective use of selling expenses. Operating margin (before deduction of management fees) increased to 19.2% of total revenues during the first six months of 2004 from 17.3% of total revenues during the first six months of 2003, and operating margin (after deduction of management fees) increased to 17.3% of total revenues during the first six months of 2004 from 15.2% of total revenues during the first six months of 2003. The margin expansion is attributable to higher sales volume, stable fixed costs, production efficiencies and the effective implementation of expense containment initiatives.

FEMSA Comercio

Total Revenues

Total revenues increased by 21.9% to Ps. 10.128 billion during the first six months of 2004 from Ps. 8.307 billion during the same period of 2003. As of June 30, 2004, we had 3,086 convenience stores nationwide, an increase of 687 net new stores from June 30, 2003.

Same-store sales increased an average of 7.7% during the first six months of 2004, reflecting an increase in the average ticket of 4.1% and an increase in store traffic of 3.4%. Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those during the previous year. The expansion achieved in the average ticket and same store sales figures reflects the rapid pace of expansion as well as stronger category management practices that enabled Oxxo to improve the mix of products within the store. This positive trend in same store sales growth can be seen across Mexico.

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Gross Profit

Cost of sales for the first half of 2004 remained in line with sales growth reaching Ps. 7.488 billion compared to Ps. 6.153 billion during the first six months of 2003, an increase of 21.7%. As a result, gross profit expanded to 26.1% of total revenues as compared to 25.9% of total revenues for the first half of 2003.

Income from Operations

Administrative expenses increased 47.3% to Ps. 204 million during the first six months of 2004 compared to Ps. 138 million during the first six months of 2003. This increase resulted from expenses and amortization of investments associated with new information technology systems throughout the Oxxo chain that can no longer be capitalized, investments in personnel training and development and the opening of two new regional administrative offices.

Selling expenses increased in line with revenues to Ps. 2.036 billion, or 20.1% of total revenues, during the first six months of 2004. Part of the increase in operating expenses reflected increased efforts to improve the overall product and service offering at our stores.

Income from operations (before deduction of management fees) increased 17.4% to Ps. 401 million during the first six months of 2004 compared to Ps. 341 million during the same period of 2003. The increase in operating income was due to increased revenues from expanded operations and reductions in selling expenses as a percentage of total revenues. Operating margin (before deduction of management fees) reached 4.0% of total sales for the first six months of 2004, in line with the 4.1% achieved in the first half of 2003. Income from operations (after deduction of management fees) amounted to Ps. 346 million during the first six months of 2004, representing 3.4% of total revenues and a decrease in operating margin of 0.3% compared to the same period of 2003.

FEMSA Empaques

Total Revenues

Total revenues increased by 9.2% to Ps. 3.885 billion during the first six months of 2004 compared to Ps. 3.559 billion during the same period of 2003. This increase was attributed to (1) a 15.4% increase in the sales volume of glass bottles, mainly due to strong demand from FEMSA Cerveza and Coca-Cola FEMSA; (2) a 17.4% increase in the sales volume of crown caps, mainly due to higher demand from U.S. customers; (3) a 3.1% increase in the sales volume of beverage cans, mainly to Coca-Cola FEMSA and FEMSA Cerveza; and (4) the depreciation of the Mexican peso, which offset a decrease in the average price of these products in U.S. dollar terms.

Gross Profit

Cost of sales reached Ps. 2.998 billion during the first six months of 2004 compared to Ps. 2.720 billion during the first six months of 2003. This increase of 10.2% was primarily due to the increase in sales volume of its principal products over the same period. Gross profit increased by 5.7% to Ps. 887 million during the first six months of 2004 compared to Ps. 839 million during the first six months of 2003. As a percentage of total revenues, the gross profit margin declined to 22.8% during the first six months of 2004 from 23.6% during the first six months of 2003, primarily reflecting a slight price decrease in real terms for FEMSA Empaques’ principal products. The real price decrease was due to competitive market conditions and a lower rate of Mexican peso devaluation compared to the same period of the previous year, which decreased FEMSA Empaques’ U.S. dollar-denominated revenues.

Income from Operations

Operating expenses decreased 0.8% to Ps. 316 million during the first six months of 2004 compared to Ps. 319 million in the first six months of 2003. This slight decrease was due to a 2.2% reduction in administrative expenses as a result of a reduction in the administrative structure and a 0.3% reduction in selling expenses as a result of reduced shipping expenses related to the can export business and efficiencies in the distribution of our products in Mexico.

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Income from operations (before deduction of management fees) increased by 9.6% to Ps. 571 million during the first six months of 2004. Operating margin was 14.7% of total revenues in the first six months of 2004 compared to 14.6% during the first six months of 2003. Income from operations (after management fees) amounted to Ps. 513 million during the first six months of 2004, a 10.0% increase from the same period of 2003, resulting in an operating margin of 13.2% of total revenues, a slight improvement from the first six months of 2003.

FEMSA Consolidated Total Indebtedness

As of June 30, 2004, FEMSA recorded a cash balance of Ps. 7.890 billion and total consolidated indebtedness of Ps. 36.464 billion, compared to Ps. 7.733 billion and Ps. 38.361 billion, respectively, as of December 31, 2003. This consolidated total debt decrease resulted from a reduction in the total debt at Coca-Cola FEMSA and in FEMSA Empaques, which was offset by an increase of total debt at FEMSA Cerveza and FEMSA Comercio.

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